To:
Alberta Securities Commission
We refer to the short form prospectus of Canadian Pacific Railway Company dated May 1, 2007 relating to the sale and issue of debt securities in an aggregate principal amount of up to US $1,500,000,000 or its equivalency in any other currency.
We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 23, 2009 to the shareholders of Canadian Pacific Railway Limited on the following consolidated financial statements:
•	Balance sheets as at December 31, 2008 and 2007;

•	Statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years in the three year period ended December 31, 2008.
We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.
This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.
Chartered Accountants

Calgary, Alberta
February 23, 2009